

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-mail
Mr. Brian R. Evans
Chief Financial Officer
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487

> **Re:** **The Geo Group, Inc.**
> **Form 10-K for the Year Ended January 1, 2012**
> **Filed March 1, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed November 8, 2012**
> **Response dated December 21, 2012**
> **File No. 1-14260**

Dear Mr. Evans:

We have reviewed your response letter dated December 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 1, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings as appropriate.

Management's Discussion and Analysis

Introduction, page 52

2.  We note your response to comment two from our letter dated November 20, 2012.  You propose to present the amounts by which revenues and earnings per share would increase if all of your idle facilities were to be activated at your average per diem rate.  Please expand your disclosures to fully address the following:
    *   Clarify the average amount of time facilities remain idle;
    *   Clarify, if true, that there are no firm commitments or agreements in place to activate these facilities; and
    *   It appears that other significant assumptions separate from your average per diem rate were used to derive these amounts.  Please expand your disclosures to fully explain all significant assumptions you utilized and your basis for such assumptions.

Financial Statements

Notes to the Financial Statements

Note 15. Commitments and Contingencies
Litigation, Claims and Assessments, page 130

3.  We note your response to comment seven from our letter dated November 20, 2012.  In a similar manner to your response, please disclose the pre-judgment interest rate and your current belief as to whether you would be required to pay interest.

Form 10-Q for the Period Ended September 30, 2012

Note 8.  Discontinued Operations, page 12

4.  We note your response to comment eight from our letter dated November 20, 2012.  Please help us better understand the analysis you perform pursuant to ASC 205-20-45-1 to determine whether the termination of a management contract should be reflected as discontinued operations.  Your response should address the following:
    *   Please clarify how you determine what the component of an entity is pursuant to ASC 205-20-20 in your analysis;
    *   Your response refers to your evaluation of the overall relationship with the customer. Please provide a better explanation of what this evaluation consists of, including what kinds of continuing relationships you have with customers and how you evaluate these relationships.  Please further clarify in what types of situations your evaluation would result in the termination of a management contract being reflected as discontinued operations versus those types of situations which would not.  Please also clarify whether you consider your relationship with the customer solely in regards to the facility for

which the management contract was terminated or whether you consider your relationship with the customer related to other facilities as well; and

- Please provide us with an example of a situation in which you treated the termination of a management contract as a discontinued operation as well as an example in which you did not treat the termination as a discontinued operation.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief